AURIZON MINES LTD. Suite 900, 510 Burrard Street Vancouver, British Columbia V6C 3A8

     ANNUAL AND SPECIAL GENERAL MEETING
to be held on Friday, May 11, 2007 at the hour of 10:00 a.m. (Vancouver time)

Amendment to Notice of Meeting and Information Circular dated March 19, 2007 and related Proxy

NOTICE IS HEREBY GIVEN that references to "special resolution" at Item 8 of the Notice of Annual and Special General Meeting to be held on Friday, May 11, 2007 (the "Meeting"), Resolution 6 on the form of Proxy for the Meeting and under Item (B)(b) "Particulars of Other Matters to be Acted Upon – Proposed Alteration of Authorized Capital" of the Information Circular for the Meeting are, and are hereby deemed to be changed to "ordinary resolution".

Pursuant to the Company's Articles an increase in authorized share capital may be approved by ordinary resolution of the shareholders. As such, the proposed increase in authorized share capital described under Item (B)(b) of "Particulars of Other Matters to be Acted Upon – Proposed Alteration of Authorized Capital" of the Information Circular for the Meeting requires the approval of a majority of the votes cast by shareholders present in person or by proxy at the Meeting.

Except as specified herein the Notice, Information Circular and Proxy for the Meeting are unchanged.

Dated at Vancouver, British Columbia this 10th day of April, 2007.